EXHIBITS

Exhibit Number		Page
	Copy of the disclosure letter that PLDT Inc. filed on April 22, 2025 with the Philippine Stock Exchange and the Philippine Securities and Exchange Commission in connection with the press release entitled “Maya Achieves Q1 2025 Profitability.”	8

April 22, 2025

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Atty. Johanne Daniel M. Negre

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Atty. Oliver O. Leonardo

Director – Markets and Securities Regulation Department

Dear All:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith a press release entitled “Maya Achieves Q1 2025 Profitability.”

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,338 As of March 31, 2025	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
April 22, 2025

Date of Report (Date of earliest event reported)

2.
SEC Identification Number: PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We submit herewith the press release of PLDT Inc. (the “Company”) entitled “Maya Achieves Q1 2025 Profitability.”

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

April 22, 2025

PLDT pressrelease

Maya Achieves Q1 2025 Profitability

MANILA, April 22, 2025 – PLDT Inc. (“PLDT” or the “Company”) (PSE: TEL) (NYSE: PHI), the country’s largest integrated telecommunications company, would like to inform the Philippine Stock Exchange that Maya Innovations Holdings Pte. Ltd. (“Maya”), in which PLDT holds an approximate 37.7% equity stake, has announced its profitability for the first quarter of 2025.

Maya is the Philippines’ leading fintech ecosystem and operates the country’s largest digital bank by deposit base. The Company is attaching Maya’s official press release, which highlights strong financial performance, continued growth across digital banking, payments, and lending, and its milestone of net income profitability in Q1 2025.

The Company views this development as a significant step in the continued execution of PLDT’s digital strategy and long-term value creation.

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This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Jinggay N. Nograles
pldt_ir_center@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telecommunications company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

Maya continues to accelerate growth as the Philippines' leading fintech ecosystem, achieving profitability in Q1 2025

April 22, 2025/Manila, Philippines – Maya, the Philippines’ leading fintech ecosystem, announced that it achieved net income profitability in the first quarter of 2025, continuing the strong financial momentum it first reached in December 2024. Maya also accelerated its topline growth in the same quarter, building further on the more than 100% revenue growth achieved in full-year 2024 vs. 2023.

Maya has created the leading fintech ecosystem in the Philippines. It is the leading merchant acquirer and the largest digital bank by deposit base. Maya began its journey as a payments provider and launched its digital bank in 2022. Since then, its net revenues have grown over 5x, and the company achieved profitability in December 2024. This milestone reflects the company’s sustained growth across digital banking, payments, and lending, reinforcing its position as the country’s most trusted and integrated fintech platform.

Maya’s first quarter 2025 performance was fueled by robust lending activity and continued leadership in deposits and payments. Loan disbursals reached nearly Php 28 billion in the first quarter alone, with cumulative disbursements totaling Php 120 billion. Maya’s loan-to-deposit ratio improved to 51.1%, signaling strong credit demand and disciplined capital deployment.

Maya also continued to strengthen its position as the #1 digital bank in the Philippines by deposit balance, ending the quarter with Php 43.6 billion in total deposits—approximately double that of the next largest digital bank. This achievement highlights the trust Maya has built among its customers and its capacity to support accelerated credit expansion.

Asset quality remained sound, with a non-performing loan (NPL) ratio of just 3.8%, significantly below the digital banking industry average. This underscores the strength of its risk management systems amid rapid portfolio growth.

Maya is also accelerating growth in its merchant business through an integrated payments and banking platform designed for large enterprises, as well as small and micro businesses. In 2024, Maya processed over ₱1 trillion in payments for merchants, leading the market in digital transactions. Visa has also previously recognized Maya as the top acquirer for merchant transaction volume, underscoring their shared commitment to drive digital acceptance and cashless transactions.

“We are proud to deliver strong growth across all our products, continued scaling of our integrated ecosystem, and achieving net income profitability in Q1 2025,” said Shailesh Baidwan, Maya Group President and Maya Bank Co-Founder. “This reflects the strength of our model—anchored on innovation, disciplined execution, and a clear mission to expand access to digital financial services for millions of Filipinos.”

With a strong first quarter 2025 performance, Maya is on track to accelerate its ecosystem growth—expanding its credit portfolio, enhancing merchant offerings, growing its consumer platform with products like credit cards, and deepening its impact by democratizing finance in the Philippines.

Maya is the #1 Fintech Ecosystem in the Philippines, with Maya, the #1 Digital Bank, and Maya Business, the #1 Omni-Channel Payment Processor. Maya Bank is a digital bank regulated by the Bangko Sentral ng Pilipinas (BSP), with deposits insured by the Philippine Deposit Insurance Corporation (PDIC) up to ₱1 million per depositor. To learn more about Maya, check out maya.ph and mayabank.ph. Follow Maya at @mayaiseverything on Facebook, Instagram, YouTube, and TikTok and @mayaofficialph on Twitter. [END]

For more information:

Nick Wilwayco

Head of Public Affairs and Communications

Maya

nick.wilwayco@maya.ph

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc. By : /s/Mark David P. Martinez Name : Mark David P. Martinez Title : Assistant Corporate Secretary Date : April 22, 2025